Filed pursuant to Rule 253(g)(2)

File No. 024-11606

OFFERING CIRCULAR SUPPLEMENT NO. 3 DATED SEPTEMBER 5, 2024

(TO THE OFFERING CIRCULAR DATED August 31, 2023 AND QUALIFIED ON SEPTEMBER 8, 2023)

BEMAX, INC.

(Exact name of registrant as specified in its charter)

Date: September 5, 2024

Nevada	5190	46-5540812
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

625 Silver Oak Drive
Dallas, Georgia 30132

Telephone: 404-480-8372

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.bemaxinc.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Bemax, Inc. (the "Company," "we," "us," or "our") dated August 31, 2023 and qualified by the Commission on September 8, 2023 ("Offering Circular").

The purpose of this Supplement is to disclose we have elected to extend the offering circular of BEMAX INC., for up to another 90 days. This offering circular will terminate on December 8, 2024, or earlier if terminated by the Company in its own discretion, which may occur at any time.

OFFERING CIRCULAR SUPPLEMENT DATED SEPTEMBER 5, 2024

UP TO A MAXIMUM OF 1,000,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.00392	NONE	Up to Maximum of $6,000,000